**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO RULE 201(t) OF REGULATION CROWDFUNDING**

I, Baldev Krishan, certify that:

(1) The financial statements of iVALT, Inc. included in this Form C-AR are true and complete in all material respects; and

(2) The tax return information of iVALT, Inc. included in this Form C-AR reflects accurately the information reported on the federal income tax returns for iVALT, Inc. filed for the fiscal year ended December 31, 2024.

**Certified By:**

Baldev Krishan

**Name:** Baldev Krishan

**Title:** CEO

**Date:** April 24, 2026